UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42820

TryHard Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name Into English)

541-0056, 2 Chome 5−19, Kyutaromachi Chuo Ward, Osaka
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Nasdaq Minimum Bid Price Deficiency Letter

On March 11, 2026, TryHard Holdings Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 27, 2026 to March 10, 2026, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Nasdaq has provided the Company with a 180-calendar day compliance period, or until September 7, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

On March 17, 2026, the Company issued a press release discussing the receipt of the deficiency letter, which is filed as exhibit 99.1 to this Form 6-K.

Termination of Standby Equity Purchase Agreement with Summer Explorer

As previously announced, on January 14, 2026, TryHard entered into the Equity Purchase Agreement with Summer Explorer pursuant to which the Company had the right, but not the obligation, to direct Summer Explorer, from time to time, to purchase up to Twenty-five Million Dollars ($25,000,000) of the Company’s ordinary shares, through the delivery of a put notice. Due to current market conditions, the Company and Summer Explorer have mutually agreed to terminate the Standby Equity Purchase Agreement. The termination was effective immediately with no outstanding obligations or advances under the facility.

Exhibits

99.1	Press Release regarding Nasdaq Minimum Price Deficiency Notice and Termination of Standby Equity Purchase Agreement dated March 17, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TryHard Holdings Limited

Date: March 17, 2026	By	/s/ Rakuyo Otsuki
Rakuyo Otsuki
Chief Executive Officer and Executive Director

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